Filed by Zymeworks Delaware Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zymeworks Inc.

Commission File No. for Registration Statement on Form S-4

filed by Zymeworks Delaware Inc.: 333-266160

On July 15, 2022, Kenneth Galbraith, Chair and CEO of Zymeworks Inc. (the “Company”), sent the following email to employees of the Company.

Everyone,

Today ahead of market open we issued a press release announcing our plans to become a Delaware Corporation. This change does not impact your employment nor our business operations in Vancouver/Canada and Seattle.

We believe that becoming a Delaware corporation (you’ll see this referenced as the “Redomicile”) will enhance long-term value for our shareholders, help reduce certain administrative costs and legal complexities related to our future operations, including future monetization and partnering opportunities for our R&D programs, and better position us for future growth. The Redomicile may also provide greater opportunities to expand our institutional investor base and may enable us to be eligible for inclusion in certain leading indices, such as the Russell and S&P indices, providing opportunities to be more closely aligned with our peers in the biotechnology sector.

The Redomicile is subject to receipt of necessary shareholder, stock exchange, and court approvals. Our next step will be to hold a Special Meeting later this year for shareholders, equity award holders and warrant holders to vote on the matter and we require approval by 2/3 of votes cast to move forward with the Redomicile.

There will be an investor webcast today at 8:30 am ET to discuss the Redomicile and additional materials (such as FAQs and Investor Presentation) are available for you on the WIKI. At our July 20 Town Hall, we’ll provide information on the Redomicile as well as introduce you to Dr. Paul Moore, our new CSO, and provide additional business highlights.

If you have any questions about the Redomicile, please reach out to your manager or Dan Dex.

Thank you,

Ken

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed change of domicile to Delaware (the “Redomicile”), Zymeworks will cause its subsidiary Zymeworks Delaware Inc., a Delaware corporation (“New Zymeworks”), to file a registration statement on Form S-4, which will include New Zymeworks’ preliminary prospectus as well as Zymeworks’ preliminary proxy statement (the “Preliminary Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and the appropriate Canadian securities regulatory authorities. Zymeworks plans to mail the definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) to its shareholders and holders of its warrants and outstanding equity awards in connection with the proposed Redomicile. INVESTORS AND SECURITYHOLDERS OF ZYMEWORKS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZYMEWORKS, NEW ZYMEWORKS, THE REDOMICILE, AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Zymeworks or New Zymeworks through the website maintained by the SEC at www..sec.gov (“EDGAR”). Investors and securityholders will also be able to obtain free copies of the Definitive Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Zymeworks, through the website maintained by the Canadian Securities Administrators at www..sedar.com (“SEDAR”). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Zymeworks’ website at www..zymeworks.com or by contacting Zymeworks’ corporate secretary.

Participants in the Solicitation

Zymeworks and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed Redomicile. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Zymeworks in connection with the proposed Redomicile, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Preliminary Proxy Statement/Prospectus and Definitive Proxy Statement/Prospectus described above when they are filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Zymeworks’ directors and executive officers is also included in Zymeworks’ Amendment No. 1 to the Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on May 2, 2022. This document is available free of charge as described above.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” or information within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include, but are not limited to, statements that relate to the timing and completion of the Redomicile; expected benefits of the Redomicile; opportunities to enhance long-term value for shareholders as a U.S. corporation; opportunities to expand the institutional investor base; eligibility for inclusion in certain leading indices ability to commercialize zanidatamab in the United States; and other information that is not historical information. When used herein, words such as “intention”, “subject to”, believes”, “propose”, “will”, “future”, “may”, “anticipates”, “pending”, “plans”, “potential”, and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation: the impact of the COVID-19 pandemic on Zymeworks’ business, research and clinical development plans and timelines and results of operations, including impact on its clinical trial sites, collaborators, and contractors who act for or on Zymeworks’ behalf, may be more severe and more prolonged than currently anticipated; the ability to receive, in a timely manner and on satisfactory terms, the required securityholder, stock exchange and court approvals; the anticipated last day of trading Zymeworks common shares on the NYSE and the anticipated trading of shares of common stock of New Zymeworks following the completion of the Redomicile; and assumptions in corporate guidance. Risks and uncertainties include, but are not limited to: the anticipated benefits of the Redomicile may not be achieved; the receipt of securityholder, stock exchange and court approvals and satisfaction of other conditions in connection with the Redomicile may not be obtained; the anticipated tax consequences and impact of the Redomicile to Zymeworks shareholders, Zymeworks and New Zymeworks may not materialize; risks relating to New Zymeworks following the Redomicile, including triggering provisions in certain agreements that require consent or may result in termination; publicity resulting from the Redomicile and impacts to the company’s business and share price; the benefits of being a U.S. corporation on efforts to commercialize zanidatamab may not be realized; changes in or interpretation of laws or regulations may prevent the realization of anticipated benefits from the Redomicile; risks associated with existing or potential lawsuits and regulatory actions; the impact of disputes arising with partners; and other risks and uncertainties as described in the Preliminary Proxy Statement/Prospectus (when available), the Definitive Proxy Statement/Prospectus (when available), Zymeworks’ Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q and as described from time to time in Zymeworks’ other periodic filings as filed on SEDAR and EDGAR.

Although Zymeworks believes that such forward-looking Statements are reasonable, there can be no assurance they will prove to be correct. Investors should not place undue reliance on forward-looking statements. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as may be required by law, Zymeworks undertakes no obligation to update, republish, or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events.